UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6659

A. Full title of the Plan:

Aqua America, Inc.
401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AQUA AMERICA, INC.
762 W. Lancaster Avenue
Bryn Mawr, PA  19010

Aqua America, Inc. 401(k) Plan

Table of Contents
December 31, 2009 and 2008

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedules

Schedule of Assets (Held at End of Year)	21

Schedule of Reportable Transactions	23

Signature	24

Exhibit Index	25

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Aqua America, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Aqua America, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedules of assets (held at end of year) as of December 31, 2009 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplementary schedules are the responsibility of the Plan’s management.  These supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PARENTEBEARD LLC

Philadelphia, Pennsylvania
June 25, 2010

Aqua America, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets

Investments, at fair value	$105,490,465	$90,853,746

Cash and cash equivalents	55,493	2,107

Employer contributions receivable	641,341	641,557
Participants' contributions receivable	93,340	67,672

Total receivables	734,681	709,229

Total Assets	106,280,639	91,565,082

Liabilities

Excess participant contributions payable	50,229	-

Net assets reflecting all investments at fair value	106,230,410	91,565,082

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(145,540)	312,474

Net Assets Available for Benefits	$106,084,870	$91,877,556

See notes to financial statements.

Aqua America, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Investment Income (Loss)
Interest and Dividends	$2,774,379	$3,971,187
Net appreciation (depreciation) in fair value of investments	7,873,579	(24,505,682)

Total Investment Income (Loss)	10,647,958	(20,534,495)

Contributions
Employer	2,190,514	2,045,638
Participants	5,631,632	5,326,121
Participant rollovers	401,620	601,977
Other	25,000	8,333

Total Contributions	8,248,766	7,982,069

Plan Transfers from
Aqua America, Inc. Employees 401(k) Savings Plan and Trust	-	45,283,091
Aqua America, Inc. Thrift Plan	-	39,386,712
Personal Savings Plan for Local 473 Employees of the
Philadelphia Suburban Division of Aqua Pennsylvania, Inc.	-	14,097,064

Total Plan Transfers	-	98,766,867

Benefits Paid to Participants	(4,677,750)	(6,030,802)

Administrative Expenses	(11,660)	(6,509)

Net Increase in Net Assets Available for Benefits	14,207,314	80,177,130

Net Assets Available for Benefits - Beginning of Year	91,877,556	11,700,426

Net Assets Available for Benefits - End of Year	$106,084,870	$91,877,556

See notes to financial statements.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan

The following description of the Aqua America, Inc. 401(k) Plan (the “Plan”), formerly known as the Aqua America, Inc. 401(k) and Profit Sharing Plan, is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan sponsored by Aqua America, Inc. (the “Plan Sponsor”).  Direct and indirect subsidiaries of Aqua America, Inc. that adopt the Plan are participating employers.  All participating employers are referred to herein as the “Company”.  The Plan is designed to conform to all the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and with the applicable provisions of the Internal Revenue Code and the regulations thereunder.

Effective January 1, 2008, the Plan’s name was changed from the Aqua America, Inc. 401(k) and Profit Sharing Plan to the Aqua America, Inc. 401(k) Plan and the Aqua America, Inc. Thrift Plan, the Aqua America, Inc. Employees 401(k) Savings Plan and Trust and the Personal Savings Plan for Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc., plans sponsored by Aqua America, Inc. or its subsidiaries, were merged into the Plan. Until on or about June 2, 2008, multiple Trust Funds were maintained under the Aqua America, Inc. 401(k) Plan; on or about June 2, 2008, the assets of the Trust Funds were combined resulting in combined Plan assets held by the Trustee in one fund (“Trust Fund”) under the Plan with T. Rowe Price Trust Company appointed as the Trustee for the Aqua America, Inc. 401(k) Plan.

Eligibility

Covered employees are any employees other than: (i) bargaining unit employees unless their union contract provides for participation in the Plan, (ii) leased employees, (iii) nonresident aliens and (iv) persons performing services who are classified by the Company as other common law employees. There are four groups of covered employees following the merger of the Plan, designated as follows:

•
Group 1 Covered Employee: any covered employee who was a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007; any covered non-union employee of New York Water Service Corporation who was hired before the date Aqua New York Water Services Corporation became an affiliate of Aqua America, Inc.; and any covered employee of Aqua New York of Sea Cliff, Inc, who was hired before the date Aqua New York of Sea Cliff, Inc. became an affiliate of Aqua America, Inc.

•	Group 2 Covered Employee: any covered employee who was a participant in the Aqua America, Inc. Employees 401(k) Savings Plan and Trust on December 31, 2007.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan (Continued)

Eligibility (Continued)

•
Group 3 Covered Employee: any covered employee who was a participant in the Plan on December 31, 2007; any covered employee hired by Aqua New York of Sea Cliff, Inc. hired after the date Aqua New York of Sea Cliff, Inc. became an affiliate of Aqua America, Inc; any person who is a covered employee of any other entity that becomes an affiliate of Aqua America, Inc. on or after April 1, 2003 and that adopts the Plan as a participating employer; any covered employee hired or rehired on or after April 1, 2003 (except an employee rehired after March 2003 and prior to August 6, 2003 who was eligible to participate in another 401(k) plan of an employer; and any employee, other than an employee classified as a seasonal employee shall become a participant in the Plan on the later of the employee’s employment commencement date or the date on which the employee becomes a covered employee.

•
Group 4 Covered Employee: any covered employee who was a participant in the Personal Savings Plan for Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on December 31, 2007.

In addition, any seasonal employee of Group 1, Group 3, and Group 4 who was not a participant on June 1, 2008 shall become a participant in the Plan as of the first day of a calendar quarter coincident with or next following the date on which the employee first completes one year of service, provided the employee is a covered employee on such date.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

  Note 1 - Description of Plan (Continued)

Contributions

Participants may elect to contribute from 1% to 25% (15% for Group 1, 2 and 3 participants who are highly compensated) of their pretax compensation pursuant to a salary deferral election, up to an annual maximum permitted under applicable laws and regulations governing 401(k) plans of $16,500 in 2009 and $15,500 in 2008, which are partially matched by the Company.  Participants may also invest from 1% to 10% of their after-tax compensation, which is not matched by the Company.  Additionally, participants who are age 50 or who will attain age 50 prior to the end of the Plan year may make an additional deferral contribution (“Catch-Up”), provided the participant made the maximum amount of deferral contributions permitted under the Plan.  The maximum annual amount of allowable catch-up contribution for 2009 and 2008 is $5,500 and $5,000, respectively.  Participants may also make transfers between funds or suspend their contributions at any time, and may contribute amounts representing distributions from other qualified defined benefit or contribution plans (“Rollovers”).

The Plan provides for employer contributions as follows:

Employer Matching Contributions

Employer matching contributions are as follows:

•
Groups 1 and 3:  The Company will make a matching contribution equal to 50% of the first 6% of a participant’s compensation which is contributed to the Plan on a pre-tax basis.  Matching contributions will be made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock.

•	Group 2: The Company will make a matching contribution equal to 40% of a participant’s compensation which is contributed to the Plan on a pre-tax basis, up to a maximum of $1,040 per year.

•	Group 4: The Company will make a matching contribution equal to 50% of the first 4% of a participant’s compensation which is contributed to the Plan on a pre-tax basis.

Discretionary Contributions

The Company may make additional discretionary contributions to the Plan for the benefit of active participants.  Discretionary contributions are allocated to active Group 1 and Group 3 participant accounts on a pro-rated basis based on each participant’s compensation compared to the compensation of all active participants in Group 1 and Group 3.  Group 2 and Group 4 are not eligible for discretionary contributions.  This discretionary contribution will be made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock.  The Company did not make any discretionary contributions for 2009 or 2008.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan (Continued)

Contributions (Continued)

Employer Profit Sharing Contributions

The Company may, at its discretion, make a profit sharing contribution to the Plan to benefit all Group 3 eligible employees as of the last date of the Plan year.  The profit sharing contribution will be made in the form of cash.  The Company made profit sharing contributions relating to Plan year 2009 and Plan year 2008 of $ $618,303 and $619,157, respectively.

Employer Performance Contributions

The Company may, at its discretion, make an employer performance contribution on behalf of eligible participants if certain established performance goals are achieved.  Performance contributions are to be made to the Plan in the form of cash, Company stock, or any combination thereof.  The Company did not make any performance contributions during 2009 and 2008.

Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2009, the Plan expects to reimburse excess contributions to select participants during 2010.  Excess contributions amounting to $50,229 are recorded as a liability as of December 31, 2009 and as a reduction of participant contributions for the year.

In March, 2010, the Plan’s Trustee discovered an error in the calculation used to determine the nondiscrimination test results for the Plan year ended December 31, 2008, which resulted in the Plan not satisfying the applicable nondiscrimination requirements timely.  As a result, excess contributions made by highly-compensated employees were returned and a corresponding Qualified Non-Elective Contribution (“QNEC”) due to non highly compensated employees was made.  The Plan Sponsor intends to enter the Voluntary Fiduciary Correction Program (“VFCP”).  Following VFCP guidelines, the Plan will restore all participants’ accounts to the point they would have been had the nondiscrimination requirements for 2008 been satisfied.  All excess contributions made by the participants in 2008, which amounted to $32,009, will be deducted from the affected participants’ accounts.  All additional contributions (QNEC) and excise taxes that are required as a result of the revised nondiscrimination test results for 2008, which amounted to $35,730, will be paid by the Plan’s Trustee.  All adjustments to participants’ accounts for 2008 will be reflected as either contributions or benefit payments for the year ended December 31, 2010.  Accordingly, the payments will have no effect on the statement of net assets available for benefits or the statement of changes in net assets available for benefits as of December 31, 2009.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan (Continued)

Contributions (Continued)

Other Contributions

The Plan maintains an Administrative Budget account funded by the Plan’s Trustee.  The funds in the account are treated as Plan assets and must be used only for payment of permissible Plan expenses or allocation to participants.  The administrative budget funds are invested in the T. Rowe Price Prime Reserve Fund.  The T. Rowe Price Prime Reserve fund is not an available investment option for Plan participants.  All funds utilized from this account are treated as administrative expenses on the statement of changes in net assets available for benefits.  Contributions to the Administrative Budget account were $25,000 and $8,333 for 2009 and 2008, respectively.  There were no Administrative Budget account funds utilized during 2009 or 2008.  The balance in the Administrative Budget account was $33,377 and $8,349 as of December 31, 2009 and 2008, respectively.

Participants' Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings or losses.  Allocations are based on participant contributions or account balances, as defined by the Plan document.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan (Continued)

Vesting

Each participant will always be 100% vested in the balances in their deferral contribution, voluntary contribution, discretionary contribution, employer performance contribution and rollover contribution accounts.  Group 2 covered employees are 100% vested in their employer matching contributions.  Group 3 covered employees become 100% vested in their employer matching and profit sharing contributions after three years of service.  Vesting for Group 1 and Group 4 covered employee’s employer matching contributions is in accordance with the following schedule:

Years of Service *	% Vested

Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

* A “year of service” for vesting purposes means each Plan year (the calendar year) in which the participant is credited with 1,000 or more hours of service.

Common Stock Fund

Matching contributions and discretionary contributions may be made in cash or invested in Aqua America, Inc. common stock.  Participants who are 100% vested in this fund have an opportunity to elect that any dividends with respect to Aqua America, Inc. common stock held be paid in cash to the participant rather than being allocated to their account to be invested in additional shares of Aqua America, Inc. common stock.

Investment Options

Participants can direct, at the time they enroll in the Plan, that their salary deferral and voluntary contributions be invested entirely in one of the funds offered by the Plan or divided among the funds.  Subject to compliance with applicable state and federal securities laws, the Plan also permits participants to acquire an interest in Aqua America, Inc. common stock.  Participants may change their investment instructions and reinvest their contributions in a different fund or funds at any time.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan (Continued)

Payment of Benefits

Distributions from the Plan are normally made shortly after the participant’s retirement, death or disability.  If the participant’s account balance does not exceed $1,000, the participant will receive a lump-sum distribution as soon as practicable following termination of employment.  If the account balance is greater than $1,000 but less than $5,000 and the participant does not elect to receive the distribution directly, then the Trustee will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.  Withdrawals will be made in cash or shares of Aqua America, Inc. common stock, to the extent permitted by law.  Under certain circumstances, a participant may withdraw all or a portion of the employee contributions while still employed.

Loans Due from Participants

Participants may borrow funds from their account balance in amounts that do not exceed the lesser of $50,000 or 50% of their vested account balance for a period not to exceed five years, unless the loan is used to purchase the participant’s principal residence.  Repayment is made through payroll deductions.  All new loans are issued at an interest rate of prime plus 1%.

Plan Forfeitures

Forfeited non-vested accounts are used first to restore any non-vested amounts (if a participant received a distribution and forfeited their non-vested account and resumed employment as a covered employee and repays the full amount of the distribution to the Plan prior to the earlier of (a) five years after the date on which the participant was reemployed or (b) the close of the first period of five consecutive one-year breaks-in-service, commencing after the distribution) which shall then be applied as promptly as practicable to reduce employer contributions.  Contributions made by the Company are netted against forfeited, non-vested amounts that accumulate during the year.  Employer contributions were reduced by $0 and $9,657 during 2009 and 2008, respectively, as a result of forfeited nonvested accounts.  The balance in the forfeiture account was $219,641 and $124,436 as of December 31, 2009 and 2008, respectively.

Plan Amendment or Termination

Although the Company does not intend to terminate the Plan it may do so at its discretion, subject to the provisions of ERISA.  All interests of the participants would be distributed to them in accordance with applicable provisions of the Internal Revenue Code.

Note 2 - Summary of Significant Accounting Policies
  A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (Continued)

Basis of Accounting (Continued)

As described in the Financial Accounting Standards Board’s accounting guidance for  reporting of fully benefit-responsive investment contracts held by certain investment companies, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes on Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Significant estimates include the determination of the fair value of Plan assets.  Actual results could differ from these estimates.

Administration

The Plan is administered by a committee (the “Committee”) consisting of three or more individuals selected by and who may be removed at any time by the Board of Directors of Aqua America, Inc.  The Committee members may be employees of Aqua America, Inc. and may be participants in the Plan.  The Committee members receive no compensation from the Plan for their services in such capacity. The Committee has extensive administrative powers in connection with the Plan, including authority to interpret the provisions of the Plan, to adopt rules for its administration and to make other decisions with respect to the Plan.

The Trustee for the Plan invests in the Plan’s funds as instructed.  The principal duties of the Trustee are to receive all contributions made to the Plan and to make investments and pay benefits.

Substantially all of the administrative expenses of the Plan are paid by the Company.

Investment Valuation

The Plan’s investments are stated at fair value.  Investments in registered investment companies are valued at quoted market prices which represents the net asset value of shares held by the Plan.  Common/collective trust funds are valued at unit value, which represents the fair value of the underlying assets.  Therefore, the value of the common/collective trust fund is at fair value.  The fair value of the underlying assets

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation (Continued)

which are deemed fully benefit-responsive investment contracts is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.  Aqua America, Inc. common stock is valued at its quoted market price.  The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.  Loans to participants are valued at their amortized cost, which approximates fair value.  The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

On occasion, trades or fund exchanges initiated by a Plan participant may not settle by the last day of a calendar year but will settle in the subsequent Plan year.  In that event, the participant’s account is credited with the cash value of such trades and fund exchanges and the cash is reported as cash and cash equivalents on the Statement of Net Assets Available for Benefits.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the Statements of Net Assets Available for Benefits.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.  Realized gains and losses on the sale of the Aqua America, Inc. stock are based on average cost of the securities sold.  Purchases and sales are recorded on a trade date basis.

Investment Fees

Net investment returns reflect certain fees paid by the investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment activity and thus are not separately identifiable as an expense.

Payments of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

Reclassifications

Certain reclassifications were made to the 2008 financial statement format in order to conform to the 2009 financial presentation format.  These reclassifications had no impact on previously reported net assets available for benefits at December 31, 2008.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 3 – Fair Value Measurements

The Plan follows the Financial Accounting Standards Board’s (“FASB”) accounting guidance for fair value measurements and disclosures, which defines fair value and establishes a framework for using fair value to measure assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

•	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: inputs that are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation techniques used to measure fair value for the years ended December 31, 2009 and 2008.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 3 – Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth funds	$35,044,452	$-	$-	$35,044,452
Balanced funds	21,837,565	-	-	21,837,565
Fixed income funds	3,337,565	-	-	3,337,565
Value funds	1,417,870	-	-	1,417,870
Other funds	33,377	-	-	33,377
	61,670,829	-	-	61,670,829

Aqua America, Inc. common stock	32,334,002	-	-	32,334,002

Guaranteed investment contract	-	-	2,607,165	2,607,165

Common collective fund	-	6,158,906	-	6,158,906

Participant loans	-	-	2,719,563	2,719,563

Total investments at fair value	$94,004,831	$6,158,906	$5,326,728	$105,490,465

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth funds	$22,826,480	$-	$-	$22,826,480
Balanced funds	17,088,778	-	-	17,088,778
Fixed income funds	2,284,242	-	-	2,284,242
Value funds	1,182,661	-	-	1,182,661
Other funds	8,349	-	-	8,349
	43,390,510	-	-	43,390,510

Aqua America, Inc. common stock	38,216,521	-	-	38,216,521

Guaranteed investment contract	-	-	3,028,405	3,028,405

Common collective fund	-	3,955,579	-	3,955,579

Participant loans	-	-	2,262,731	2,262,731

Total investments at fair value	$81,607,031	$3,955,579	$5,291,136	$90,853,746

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 3 – Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

	Guaranteed
	investment	Participant
	contract	loans

Balance, beginning of year	$3,028,405	$2,262,731

Unrealized gains (losses)
relating to instruments still
held at the reporting date	235,984	-

Purchases, sales, issuances,
plan transfers, and settlements (net)	(657,224)	456,832

Balance, end of year	$2,607,165	$2,719,563

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

	Guaranteed
	investment	Participant
	contract	loans

Balance, beginning of year	$-	$472,619

Unrealized gains (losses)
relating to instruments still
held at the reporting date	(446,997)	-

Purchases, sales, issuances,
plan transfers, and settlements (net)	3,475,402	1,790,112

Balance, end of year	$3,028,405	$2,262,731

The amounts shown above as unrealized gains (losses) relating to instruments still held at the reporting date include amounts representing a change in the fair value of fully benefit-responsive investment contracts. As discussed in Note 2, the activity for these investments is recorded on a contract value basis, thus the amounts above are not reflected in the Statements of Changes in Net Assets Available for Benefits.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 4 – Investments

The following table presents the fair value of investments:

Investments	2009		2008

Investments at fair value, by reference to quoted market prices:

Registered investment companies:
T. Rowe Price 2015 Fund	$11,981,867	*	$9,706,966	*
T. Rowe Price 2020 Fund	12,242,619	*	8,449,409	*
T. Rowe Price 2025 Fund	8,377,961	*	5,747,846	*
T. Rowe Price 2030 Fund	6,282,903	*	4,002,475
Other registered investment companies	22,785,479		15,483,814

Total Registered Investment Companies	61,670,829		43,390,510

Common Stock:
Aqua America, Inc. Common Stock	32,334,002	*	38,216,521	*

Total Investments at Fair Value, by Reference
to Quoted Market Prices	94,004,831		81,607,031

Investments at fair value:

Guaranteed investment contract:
Aetna Life Insurance Company Fixed Income Account	2,607,165	*	3,028,405	**
Common collective funds:
T. Rowe Price Stable Value Fund	6,158,906	*,***	3,955,579	***

Investments at estimated fair value:
Loans due from participants	2,719,563		2,262,731

Total Investments at Fair Value	$105,490,465		$90,853,746

* Investments represented 5% or more of the Plan’s net assets available for benefits in the respective Plan year.
** Contract value of $2,646,575 and $3,303,799 as of 2009 and 2008, respectively.
*** Contract value of $5,973,956 and $3,992,659 as of 2009 and 2008, respectively.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 4 - Investments (Continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the years ended December 31, 2009 and 2008 as follows:

	2009	2008

Aqua America, Inc. common stock	$(5,603,791)	$(1,132,258)
Common collective fund	-	112,108
Registered investment companies	13,477,370	(23,485,532)
Total	$7,873,579	$(24,505,682)

Note 5 - Investment Contract with Insurance Company

Effective January 1, 2008, along with the merger of the plans as discussed in Note 1, the Plan’s investments included two fully benefit-responsive investment contracts, one with Aetna, Inc. and the other with ING, Inc.  Both parties maintain the contributions in a general account.  Until on or about June 2, 2008, each account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Both ING, Inc. and Aetna, Inc. are contractually obligated to repay the principal and a specific interest rate that is guaranteed to the Plan.  On or about June 2, 2008, the ING, Inc. guaranteed investment contract was terminated and the proceeds were invested in funds at the participants’ direction.  Due to restrictions in the Aetna contract, the guaranteed investment contract held by Aetna, Inc. was frozen to new contributions and transfers and an agreement was entered into with the Plan to transfer the funds to the T. Rowe Price Stable Value Fund over six annual installments, the first of which was made in June 2008.  As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts.  Contract value, as reported by Aetna, Inc., represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, except as described above.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair value of the Aetna, Inc. investment contract at December 31, 2009 and 2008 was $2,607,165 and $3,028,405, respectively.  The average yield for 2009 and 2008 was 3.5% and 3.6%, respectively.  The crediting interest rate for 2009 and 2008 was 3.5% and 4.0%, respectively.  The crediting interest rate is based on a formula agreed upon by the issuer, but may not be less than 3.5%.  The interest rate for the Aetna, Inc. investment contract is fixed and guaranteed until maturity.

Certain events, such as premature termination of the contract by the Plan or the termination of the Plan would limit the Plan’s ability to transact at contract value with Aetna, Inc.  The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with the Plan’s participants is not probable.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 6 - Nonparticipant-Directed Investments

Information about the net assets available for benefits as of December 31, 2009 and 2008 and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Net Assets:

Aqua America, Inc. common stock	$26,630,044	$31,004,216

Employer contribution receivable	23,038	22,400

Total	$26,653,082	$31,026,616

Changes in Net Assets:
Contributions	$1,570,412	$1,434,814
Interest and dividends	796,762	757,764
Net depreciation	(4,525,225)	(1,067,771)
Plan transfers	-	31,962,471
Interfund transfers	(1,562,604)	(2,147,922)
Benefits paid to participants	(652,879)	(1,037,255)
Total	$(4,373,534)	$29,902,101

Note 7 - Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price Company.  T. Rowe Price Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in interest transactions.  Investment management fees paid to T. Rowe Price during 2009 and 2008 were netted against investment returns.  As discussed in Note 1, employer matching contributions are invested in common stock of the Plan Sponsor. Participants may also elect to invest in Plan Sponsor common stock. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the stock for 2009 and 2008 were $3,068,034 and $3,479,694, respectively.  Total sales at market value related to the stock for 2009 and 2008 were $3,346,762 and $3,410,337, respectively.  These amounts do not include investments in Plan Sponsor common stock transferred to the Plan as of January 1, 2008 as described in Note 1.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 8 - Tax Status

The Internal Revenue Service issued a determination letter dated September 30, 2003, which stated that the Plan and related trust qualified under applicable provisions of the Internal Revenue Code (“IRC”) and, therefore, are exempt from federal income taxes.  The Plan has been amended since receiving the determination letter, and on December 15, 2009 the Plan requested an updated determination letter from the Internal Revenue Service.  However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 9 - Plan Amendment

Effective January 1, 2009, New York Water Service Corporation non-union employees employed as of January 1, 2007 became eligible participants under Group 1 and have all the rights and are governed by the same guidelines as other members of that group.

Note 10 – Subsequent Event

The Company has evaluated subsequent events after the date of the Statement of Net Assets Available for Benefits as of December 31, 2009 through to the time the financial statements were issued on June 25, 2010.

Note 11 - Reconciliation to Form 5500

The following is a reconciliation of investments at contract value per the financial statements at December 31, 2009 and December 31, 2008 to Form 5500:

	2009	2008

Investments at fair value per the financial statements	$105,490,465	$90,853,746

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(145,540)	312,474

Investments at contract value per Form 5500	$105,344,925	$91,166,220

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 11 - Reconciliation to Form 5500 (Continued)

The following is a reconciliation of Plan transfers per the financial statements at December 31, 2009 and December 31, 2008 to Form 5500:

	2009	2008

Plan transfers per the financial statements	$-	$98,766,867

Investments transferred in per 2007 Form 5500 *
Aqua America, Inc. Employees 401(k)
Savings Plan and Trust	$-	$(45,241,296)
Aqua America, Inc. Thrift Plan	-	(39,381,263)
Personal Savings Plan for Local 473 Employees of the
Philadelphia Suburban Division of Aqua Pennsylvania, Inc.	-	(14,076,912)

Receivables transferred in per 2007 Form 5500 *
Aqua America, Inc. Employees 401(k)
Savings Plan and Trust	$-	$(41,795)
Aqua America, Inc. Thrift Plan	-	(5,449)
Personal Savings Plan for Local 473 Employees of the
Philadelphia Suburban Division of Aqua Pennsylvania, Inc.	-	(20,152)

Plan transfers per Form 5500	$-	$-

* As described in Note 1 the Plan merged with three other plans of the Sponsor and concurrently changed its name to Aqua America, Inc. 401(k) Plan on January 1, 2008. The effect of the merger was reported on a pro forma basis on Form 5500 as of December 31, 2007. As a result, the transfer of assets into the Plan from the Aqua America, Inc. Employees 401(k) Savings Plan and Trust, the Aqua America, Inc. Thrift Plan and the Personal Savings Plan or Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. has been reported on Form 5500 for 2007 as if the merger occurred on December 31, 2007.

Aqua America, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)
Form 5500 - Schedule H - Line 4i
EIN:  23-1702594
PN:  005
December 31, 2009

				Current
( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Value ( e )

	Registered Investment Company - Growth funds:
	American Funds EuroPacific Growth Fund	Registered Investment Company	N/A	$1,394,265
	Columbia Small-Cap Growth Fund Fund	Registered Investment Company	N/A	488,691
	Munder Mid-Cap Core Growth Fund	Registered Investment Company	N/A	570,238
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	N/A	799,704
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	N/A	12,242,619
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	N/A	8,377,961
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	N/A	6,282,903
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	N/A	2,274,754
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	N/A	1,330,791
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	N/A	703,118
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	N/A	172,499
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	N/A	47,666
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	N/A	359,243
	Registered Investment Company - Balanced funds:
	Davis New York Venture Fund	Registered Investment Company	N/A	607,847
	Dodge & Cox International Stock Fund	Registered Investment Company	N/A	627,877
	Fidelity Balanced Fund	Registered Investment Company	N/A	1,286,368
	Kinetics Water Infrastructure Fund	Registered Investment Company	N/A	71,212
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	N/A	1,120,642
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	N/A	3,798,937
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	N/A	11,991,867

Aqua America, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)
Form 5500 - Schedule H - Line 4i
EIN:  23-1702594
PN:  005
December 31, 2009

				Current
( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Value ( e )

	Registered Investment Company - Balanced funds (continued):
	Vanguard 500 Index Fund	Registered Investment Company	N/A	783,897
	Vanguard Mid-Cap Index Fund	Registered Investment Company	N/A	463,906
	Vanguard Small-Cap Index Fund	Registered Investment Company	N/A	282,879
	Vanguard Total International Stock Index Fund, Inv.	Registered Investment Company	N/A	802,133
	Registered Investment Company - Value funds:
	Alliance NFJ Small Cap Value Fund	Registered Investment Company	N/A	553,876
	Goldman Sachs Mid-Cap Value Fund, Instl.	Registered Investment Company	N/A	350,790
	Vanguard Windsor II Fund, Inv.	Registered Investment Company	N/A	513,204
	Registered Investment Company - Fixed income funds:
	PIMCO Total Return Fund	Registered Investment Company	N/A	3,337,565
	Registered Investment Company - Other funds:
*	T. Rowe Price Prime Reserve Fund	Registered Investment Company	N/A	33,377
*,**	Aetna Life Insurance Company Fixed Income Account	Guaranteed Investment Contract	N/A	2,646,575
*, ***	T. Rowe Price Stable Value Fund	Common/Collective Fund	N/A	5,973,956
*	Aqua America, Inc.	Common Stock	21,434,735	32,334,002
*	Participant Loans	Participant Loans (interest rate 4.25%
		to 10.00%)	0	2,719,563

				$105,344,925

*	Represents party-in-interest to the Plan.

**	Fair value = $2,607,165.
***	Fair value = $6,158,906.

N/A	Historical cost has not been presented as investment is participant directed.

Aqua America, Inc. 401(k) Plan

Schedule of Reportable Transactions
Form 5500 - Schedule H - Line 4j
EIN:  23-1702594
PN:  005
Year Ended December 31, 2009

					Current Value
		Purchase	Selling		of Asset on
Identity of Party Involved (a)	Description of Asset (b)	Price ( c )	Price (d)	Cost (g)	Transaction Date (h)	Net Gain (i)

Single Transaction		None	None	None	None	None

Series of Transactions
* Aqua America, Inc.	Common stock	$3,068,034	$-	$3,068,034	$3,068,034	$-
* Aqua America, Inc.	Common stock		3,346,762	2,511,439	3,346,762	835,323

* Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Aqua America, Inc. 401(k) Plan

Date: June 25, 2010	By:	/s/ Roy H. Stahl
	Name:	Roy H. Stahl
	Title:	Secretary Aqua America, Inc. Pension Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of ParenteBeard LLC